FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-133007 Dated April 11, 2008

Return Optimization Securities with Partial Protection
Linked to a Global Index Basket
Enhanced Return Strategies for Moderate-Return Environments
HSBC USA Inc. ● Securities linked to a Global Index Basket due May 22, 2009

Investment Description
These Return Optimization Securities with Partial Protection Linked to a Global Index Basket are notes issued by HSBC USA Inc, which we refer to as the “securities”. The securities are designed to provide enhanced exposure to the potential positive performance of a weighted basket (the “basket”) of equity indices, up to the maximum gain of 12.00% to 13.00% (actual maximum gain to be determined on the trade date) as well as protection at maturity of 10% of your invested principal. The partial principal protection feature only applies if you hold your securities to maturity. The amount you receive at maturity is based on the basket return from the trade date to the final valuation date. If the basket return is greater than zero, at maturity you will receive an amount in cash per security that is equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the basket return multiplied by 2, not to exceed the maximum gain. If the basket return is between 0% and -10%, inclusive, at maturity for each security you will receive the principal amount of your security. If the basket return is less than -10%, at maturity for each security you will lose one percent of the principal amount for each percentage point that the basket return is below -10%. Investors will not receive interest or dividend payments during the term of the securities. Investing in the securities involves significant risks. You may lose up to 90% of your initial investment if the basket return is negative.

Features	Key Dates[1]
❑ Enhanced Growth Potential—The securities provide the opportunity to receive enhanced equity returns by multiplying any positive basket return by the multiplier of 2, not to exceed the maximum gain.
❑ Partial Principal Protection—The securities provide protection of 10% of your invested principal. The partial principal protection feature only applies if you hold the securities to maturity.
	Trade Date Settlement Date Final Valuation Date Maturity Date	April 16, 2008 April 21, 2008 May 19, 2009 May 22, 2009
❑ Diversification—The securities provide diversification within the equity portion of your portfolio through exposure to a basket of indices comprised of stocks in various market sectors and listed in various foreign jurisdictions.

[1] Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the securities remains the same.

Security Offering
The securities are linked to the performance of a weighted basket of equity indices consisting of the S&P 500® Index (“SPX”), the NASDAQ-100® Index (“NDX”), the FTSE™ 100 Index (“UKX”), the Dow Jones EURO STOXX 50SM Index (“SX5E”), the MSCI® Emerging Markets IndexSM (“MXEF”), and the HSBC Investable Climate Change Index (“HSCCII”), each of which we refer to as an “index” and collectively as the “indices”. The securities are 10% principal protected and are subject to a maximum gain of 12.00% to 13.00%. The actual maximum gain will be determined on the trade date. The securities are offered at a minimum investment of $1,000.

See “Additional Information about HSBC USA Inc. and the Securities” on page 2. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007 and the terms set forth herein. See “Key Risks” on page 7 of this free writing prospectus and the more detailed “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the indices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 28 for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.125	$9.875
Total	●	●	●

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Securities
This free writing prospectus relates to one security offering linked to a weighted basket of the indices identified on the cover page. The basket described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and these securities being offered are notes for purposes of the prospectus supplement. The purchaser of a security will acquire an investment instrument linked to the basket. Although the security offering relates to a basket of the indices identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the basket, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 7 of this free writing prospectus and in “Risk Factors” beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:
♦   Prospectus supplement dated October 12, 2007:
      www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
♦   Prospectus addendum dated December 12, 2007:
     www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm
♦   Prospectus dated April 5, 2006:
     www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated October 12, 2007, references to the “prospectus addendum” mean the prospectus addendum dated December 12, 2007 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability
The securities may be suitable for you if:
♦    You seek an investment with an enhanced return linked to the performance of the basket and you believe the level of the basket will increase moderately over the term of the securities - meaning that such an increase, as magnified by the multiplier, is unlikely to exceed the maximum gain indicated herein (the actual maximum gain will be determined on the trade date) at maturity.
♦    You seek an investment whose return is linked to indices that track the performance of companies in a variety of market sectors and foreign jurisdictions.
♦   You are willing to expose 90% of your invested principal to the full downside performance of the basket.
♦    You are willing to hold the securities to maturity.
♦    You are willing to forgo dividends paid on the stocks included in the indices in exchange for (i) enhanced returns subject to the maximum gain if the basket appreciates and (ii) partial principal protection of 10%.
♦    You do not seek current income from this investment.
♦    You do not seek an investment for which there is an active secondary market.

The securities may not be suitable for you if:
♦    You do not believe the level of the basket will moderately increase over the term of the securities, or you believe the level of the basket will increase by more than the indicated maximum gain at maturity.
♦    You do not seek an investment with exposure to the basket.
♦    You seek an investment that is 100% principal protected.
♦    You are unable or unwilling to hold the securities to maturity.
♦    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
♦    You prefer to receive dividends paid on the stocks included in the indices.
♦    You seek current income from this investment.
♦    You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Indicative Terms
Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Principal Amount	$10 per security
Term	13 months
Basket
The securities are linked to a weighted basket consisting of the S&P 500® Index (“SPX”), the NASDAQ-100® Index (“NDX”), the FTSE™ 100 Index (“UKX”), the Dow Jones EURO STOXX 50SM Index (“SX5E”), the MSCI® Emerging Markets IndexSM (“MXEF”), and the HSBC Investable Climate Change Index (“HSCCII”), each of which we refer to as an “index” and collectively as the “indices”.

Basket Weightings	With respect to the: SPX: 30%, NDX: 15%, UKX: 15%, SX5E: 15%, MXEF: 15%, and HSCCII: 10%.
Payment at Maturity (per $10 security)
You will receive a cash payment at maturity linked to the performance of the basket during the term of the securities.
If the basket return is greater than zero, you will receive the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the basket return multiplied by the multiplier, not to exceed the maximum gain:
$10 + [$10 x the lesser of (i) basket return x the multiplier and (ii) the maximum gain]
If the basket return is between 0% and
-10%, inclusive, you will receive your principal amount of:
$10
If the basket return is less than -10%, you will lose 1% of the principal amount for each 1% that the basket return is below -10%:
$10 + [$10 x (basket return + 10%)]
If the basket return is less than -10%, you could lose up to $9.00 per $10.00 invested.

Multiplier	2
Maximum Gain	12.00% to 13.00%. The maximum gain will be determined on the trade date.
Basket return	basket ending level - basket starting level
basket starting level
Basket Starting Level	Set equal to 100 on the trade date.
Basket Ending Level
The basket closing level on the final valuation date.
On the final valuation date, the basket closing level will be calculated as follows:
100 x [1 + (SPX return x 30.00%) + (NDX return x 15.00%) + (UKX return x 15.00%) + (SX5E return x 15.00%) + (MXEF return x 15.00%) + (HSCCII return x 10.00%)], where the return for each index is equal to the index performance of the respective index.

Index Performance
With respect to each index, the percentage change from the respective index starting level to the respective index ending level, calculated as follows:
Index Ending Level - Index Starting Level
Index Starting Level

Index Starting Level	With respect to each index, the official closing level for such index on the trade date, as determined by the calculation agent.
Index Ending Level	With respect to each index, the official closing level for such index on the final valuation date, as determined by the calculation agent.
Official Closing Level
The official closing level will be the closing level of the respective index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page “SPX <INDEX>” with respect to SPX, “NDX <INDEX>” with respect to NDX, “UKX <INDEX>” with respect to UKX, “SX5E <INDEX>” with respect to SX5E, “MXEF <INDEX>” with respect to MXEF, and “HSCCII <INDEX>” with respect to HSCCII.

CUSIP / ISIN	40428H 524 / US40428H5248

Determining Payment at Maturity

1  HSBC USA Inc. is rated Aa3 by Moody’s and AA- by Standard & Poor’s. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the trading level of the indices, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5% of any entity included in any of the indices.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. It would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the securities consistent with this approach, pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. Pursuant to that approach, a U.S. holder should not accrue any income with respect to the securities and should recognize long-term capital gain or loss upon the disposition of the securities if the U.S. holder has held the securities for more than one year at the time of the disposition. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes subject to treatment described under the heading “Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments” in the prospectus supplement.

If one or more of the entities included in any of the indices are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), it is possible that the securities will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge. Prospective investors in the securities should consult the offering documents for the entities included in the indices and their tax advisors as to the possibility that one or more of the entities included in the indices is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their securities.

It is also possible that the timing and character of U.S. holders’ income, gain, loss, and deduction in respect of the securities could differ from the treatment described above. For example, a U.S. holder may recognize gain (and possibly short term capital gain), if any, upon a rebalancing of one of the reference indices or upon the disposition by us of assets that we hold as a hedge to our exposure on the securities. To the extent a U.S. holder recognizes gain upon a rebalancing of a reference index or upon the disposition by us of assets that we hold as a hedge to our exposure on the securities, the U.S. holder may recognize short-term capital gain upon a disposition of the security in lieu of any long-term capital gain that the U.S. holder would otherwise have recognized.

Recently, the Internal Revenue Service (“IRS”) and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the basket relative to its basket starting level. We cannot predict any index ending level (and thus the basket ending level) on the final valuation date or the closing level of any index on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the basket. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the securities, with the following assumptions*:

Investment term:	13 months

Hypothetical basket starting level:	100

Hypothetical multiplier:	2

Hypothetical maximum gain:	12.50%

*The actual maximum gain for the securities will be set on the trade date.

Example 1— The level of the basket increases from a basket starting level of 100 to a basket ending level of 105. The basket return is greater than zero and expressed as a formula:

(105-100)/100 = 5.00%

Because the basket return is greater than zero, the payment at maturity is calculated as follows:

   $10.00 + [$10.00 x the lesser of (i) basket return x the multiplier and (ii) the maximum gain]
=$10.00 + [$10.00 x the lesser of (i) 5.00% x 2 and (ii) 12.50%]
=$10.00 + [$10.00 x the lesser of (i) 10.00% and (ii) 12.50%]
=$10.00 + [$10.00 x 10.00%]
=$10.00 + $1.00
=$11.00

Example 2— The level of the basket increases from a basket starting level of 100 to a basket ending level of 115. The basket return is greater than zero and expressed as a formula:

(115-100)/100 = 15.00%

Because the basket return is greater than zero, the payment at maturity is calculated as follows:

   $10.00 + [$10.00 x the lesser of (i) basket return x the multiplier and (ii) the maximum gain]
=$10.00 + [$10.00 x the lesser of (i) 15.00% x 2 and (ii) 12.50%]
=$10.00 + [$10.00 x the lesser of (i) 30.00% and (ii) 12.50]
=$10.00 + [$10.00 x 12.50%]
=$10.00 + $1.25
=$11.25

Example 3— The level of the basket decreases from a basket starting level of 100 to a basket ending level of 95. The basket return is less than zero and expressed as a formula:

(95-100)/100 = -5.00%

Because the basket return is between zero and -10%, inclusive, the payment at maturity is equal to the principal amount of $10.00.

Example 4— The level of the basket decreases from a basket starting level of 100 to a basket ending level of 80. The basket return is less than zero and expressed as a formula:

(80-100)/100 = -20.00%

Because the basket return is less than -10%, the payment at maturity is calculated as follows:

   $10.00 + [$10.00 x (basket return + 10.00%)]
=$10.00 + [$10.00 x (-20.00% + 10.00%)
=$10.00 + [$10.00 x (-10.00%)]
=$10.00 - $1.00
=$9.00

For each security, if the basket return is less than -10%, you could lose up to $9.00 per $10.00 invested.

Scenario Analysis - Hypothetical payment at maturity for each $10.00 principal amount of securities.

Basket Ending Level	Basket return	Multiplier	Return on Securities	Payment at Maturity
200	100.00%	2	12.50%	$11.25
190	90.00%	2	12.50%	$11.25
180	80.00%	2	12.50%	$11.25
170	70.00%	2	12.50%	$11.25
160	60.00%	2	12.50%	$11.25
150	50.00%	2	12.50%	$11.25
140	40.00%	2	12.50%	$11.25
130	30.00%	2	12.50%	$11.25
120	20.00%	2	12.50%	$11.25
110	10.00%	2	12.50%	$11.25
105	5.00%	2	10.00%	$11.00
100	0.00%	N/A	0.00%	$10.00
95	-5.00%	N/A	0.00%	$10.00
90	-10.00%	N/A	0.00%	$10.00
80	-20.00%	N/A	-10.00%	$9.00
70	-30.00%	N/A	-20.00%	$8.00
60	-40.00%	N/A	-30.00%	$7.00
50	-50.00%	N/A	-40.00%	$6.00
40	-60.00%	N/A	-50.00%	$5.00
30	-70.00%	N/A	-60.00%	$4.00
20	-80.00%	N/A	-70.00%	$3.00
10	-90.00%	N/A	-80.00%	$2.00
0	-100.00%	N/A	-90.00%	$1.00

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦
Partial Principal Protection Only Applies if You Hold the Securities to Maturity - You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the index has appreciated since the trade date.

♦
The Securities are Not Fully Principal Protected and You May Lose Up to 90% of Your Initial Investment - The securities are not fully principal protected. The securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the basket return is below -10%. In that event, you will lose 1% of the original principal amount for each percentage point that the basket return is below -10%. Accordingly, you may lose up to 90% of your initial investment in the securities.

♦
Maximum Gain - You will not participate in any appreciation in the level of the basket (as magnified by the multiplier) beyond the maximum gain of 12.00% to 13.00% (actual maximum gain to be determined on the trade date). YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM GAIN.

♦
Changes in the Levels of the Indices May Offset Each Other - The securities are linked to a weighted basket composed of the indices. At a time when the index ending level of one or more of the indices increases, the index ending level of one or more of the other indices may not increase by the same amount or may even decline. Therefore, in calculating the basket ending level, increases in the index ending level of one or more of the indices may be moderated, or offset, by lesser increases or declines in the index ending level of one or more of the other indices. This affect is further amplified by the differing weights of the indices. More heavily weighted indices will have a larger impact on the basket return than indices with lesser weightings.

♦
Lack of Liquidity - The securities will not be listed on any securities exchange or quotation system. We intend to offer to purchase the securities in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which we are willing to buy the securities.

◆
Impact of Fees on Secondary Market Prices - Generally, the price of the securities in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the securities.

♦
Potentially Inconsistent Research, Opinions or Recommendations by HSBC - HSBC and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the level of the indices or the stocks included in the indices, and therefore, the market value of the securities.

♦
Potential Conflict of Interest - HSBC and its affiliates may engage in business with the issuers of the stocks comprising the indices or the reference sponsors, which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, which may be the issuer, or any of its affiliates will determine the payment at maturity based on observed levels of the indices in the market. The calculation agent can postpone the determination of the basket ending level and the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦
Uncertain Tax Treatment - There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. It would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Pursuant to that approach, a U.S. holder should not accrue any income with respect to the securities and should recognize long-term capital gain or loss upon the disposition of the securities if the U.S. holder has held the securities for more than one year at the time of the disposition See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts. Certain of the entities included in the indices could be treated as a "real estate investment trust" (“REIT”), partnership, trust, or “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, in which case it is possible that the securities will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge. Because of the uncertainty regarding the tax treatment of the securities, we urge you to consult your tax advisor as to the tax consequences of your investment in a security. It is also possible that the timing and character of U.S. holders’ income, gain, loss, and deduction in respect of the securities could differ from the treatment described above. For example, a U.S. holder may recognize gain (and possibly short term capital gain), if any, upon a rebalancing of one of the reference indices or upon the disposition by us of assets that we hold as a hedge to our exposure on the securities. To the extent a U.S. holder recognizes gain upon a rebalancing of a reference index or upon the disposition by us of assets that we hold as a hedge to our exposure on the securities, the U.S. holder may recognize short-term capital gain upon a disposition of the security in lieu of any long-term capital gain that the U.S. holder would otherwise have recognized.

Recently, the Internal Revenue Service (“IRS”) and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis).

Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under “Certain U.S. Federal Income Tax Considerations”.

♦
Owning the Securities is Not the Same as Owning the Stocks Underlying the Indices - The return on your securities may not reflect the return you would realize if you actually owned the stocks included in the indices. As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the indices would have.

♦	Credit of Issuer - An investment in the securities is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC may affect the market value of the securities.

♦
The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Indices, and the Securities Will Have Exposure to Certain Exchange Rate Fluctuations - The value of your securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the indices are denominated or stocks included in the indices are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity. While the MXEF and HSCCII are denominated in U.S. dollars, their component stocks are denominated in other currencies. As a result, you will have foreign currency exposure with respect to those indices, and the value of your securities will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such component stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the securities, the value of your securities may increase or decrease at maturity irrespective of the return of the indices.

♦
Additional Risks Associated With Foreign Securities Markets - Because stocks or companies included in the UKX, SX5E, MXEF, and HSCCII are publicly traded in foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. Although many of the component stocks in the abovementioned indices are listed or traded on foreign securities markets which constitute “designated offshore securities markets” under Regulation S, certain of the component stocks in those indices are primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges. In addition, regardless of their status as designated offshore securities markets, certain stocks underlying the abovementioned indices may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦
The HSCCII is a Proprietary Index of HSBC Bank plc, an Affiliate of Us, and Conflicts of Interest May Arise from our Affiliated Relationship with HSBC Bank plc. - The HSCCII is the exclusive property of HSBC Bank plc, who is one of our affiliates. The HSCCII is calculated by HSBC Bank plc based on methodologies developed by HSBC Bank plc. HSBC Bank plc may, although it does not currently intend to, among other things, change the methods or policies relating to the calculation of the HSCCII at any time. You should be aware that if HSBC Bank plc changes the methods or policies relating to the HSCCII, it may do so without taking your interest into consideration. The policies and judgments for which HSBC Bank plc is responsible concerning the calculation and maintenance of the HSCCII; additions, deletions, substitutions and weightings of the component stocks and the manner in which certain changes affecting such component stocks are taken into account may affect the value of the HSCCII and, consequently, the trading value of the notes as well as the payment we will pay to you at maturity. The inclusion of a component stock in the HSCCII is not an investment recommendation by HSBC or any of its affiliates, including HSBC Bank plc. HSBC Bank plc is under no obligation to consider your interests as a holder of the securities and will not do so. Any actions or judgments by HSBC Bank plc could adversely affect the trading value of the securities and the payment we will pay to you at maturity.

♦
We are not responsible for HSBC Bank plc’s calculation of or public disclosure of information about the HSCCII - Even though HSBC Bank plc is one of our affiliates, we have no ability to control or predict HSBC Bank plc’s actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the HSCCII. HSBC Bank plc is not involved in the offering of the securities in any way and has no obligation to consider your interest as an owner of the securities in taking any actions that might affect the market value of your securities. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the HSCCII contained in this free writing prospectus. You, as an investor in the notes, should make your own investigation into the HSCCII and HSBC Bank plc. We and our affiliates do not guarantee or assume any potential liability for the adequacy or accuracy of the calculation or publication of the HSCCII.

♦
The HSCCII is Not Necessarily Representative of the Global Climate Change-Related Industry - While the stocks comprising the HSCCII are common stocks of companies generally considered to be involved in several sectors in the global climate change-related industry, the stocks underlying the HSCCII and the HSCCII itself may not necessarily follow the price movements of the entire global climate change-related industry generally, which is comprised of far more than the 50 securities represented by the HSCCII, or of such sectors of such industry that the HSCCII attempts to represent. If the stocks underlying the HSCCII decline in value, the HSCCII will decline in value even if common stock prices in the global climate change-related industry and/or those sectors of such industry that the HSCCII tracks generally increase in value.

Market Disruption Event

If the final valuation date is not a scheduled trading day (as defined below) for an index, then the final valuation date for that index will be the next scheduled trading day. If a market disruption event (as defined below) exists for an index on the final valuation date, then such final valuation date for that index will be the next scheduled trading day for which there is no market disruption event with respect to that index. If a market disruption event exists with respect to the final valuation date for an index on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date for that index, and the index ending level of that index will be determined by means of the formula for and method of calculating that index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in that index (or a good faith estimate of the value of a stock in that index which is itself the subject of a market disruption event). For the avoidance of doubt, if no market disruption event exists with respect to an index on the final valuation date for that index, the determination of that index’s index ending level will be made on the originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other indices. If the final valuation date for any index is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for that index.

“Market disruption event” for an index means any scheduled trading day on which any relevant exchange (as defined below) or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a)	the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any stock included in any index or (B) in futures or options contracts relating to any index on any related exchange; or;
(ii) any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any stock included in any index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any index on any relevant related exchange; or

(b)
the closure on any scheduled trading day of any relevant exchange relating to any stock included in any index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the Relevant Exchange or Related Exchange for execution at the close of trading on that day).

“Related exchange” for an index means each exchange or quotation system on which futures or options contracts relating to such index are traded, or any successor or temporary substitute for such exchange or quotation system (provided that we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to such index.

“Relevant exchange” for an index means the primary exchange or quotation system for any stocks included in such index.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” for an index means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each stock then included in such index.

Hypothetical Historical Basket Performance

The graph below illustrates the hypothetical historical performance of the basket from January 1, 2004 to April 8, 2008, as if the basket starting level were 100 on April 8, 2008. Hypothetical historical levels of the basket should not be taken as an indication of future performance.

BASKET INFORMATION

This free writing prospectus is not an offer to sell and it is not an offer to buy stocks comprising the indices. All disclosures contained in this free writing prospectus regarding the indices, including their make-up, performance, method of calculation, and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the indices or stocks comprising the indices contained in this free writing prospectus. You should make your own investigation into the indices as well as stocks included in the indices. Each reference sponsor has no obligation to continue to publish, and may discontinue publication of, the applicable index. Each reference sponsor may discontinue or suspend the publication of the applicable index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsor is accurate or complete. For more information, we urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The S&P 500® Index (“SPX”)

S&P publishes the SPX.

The SPX is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 8, 2008, 424 companies, or 84.8% of the constituents in the SPX, trade on the New York Stock Exchange (the “NYSE”) and 76 companies, or 15.2% of the constituents in the SPX, trade on The NASDAQ Global Select Market or the NASDAQ Global Market (collectively, the “NASDAQ”). S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of April 8, 2008, indicated in parenthesis: Industrials (56), Utilities (31), Telecommunication Services (9), Materials (28), Information Technology (71), Energy (36), Consumer Staples (40), Consumer Discretionary (86), Health Care (51) and Financials (92). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SPX” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i)	the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);
(ii)	the market values of all component stocks as of that time are aggregated;
(iii)	the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;
(iv)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);
(v)	the current aggregate market value of all component stocks is divided by the base value; and
(vi)	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,
•	the granting to shareholders of rights to purchase additional shares of stock,
•	the purchase of shares by employees pursuant to employee benefit plans,
•	consolidations and acquisitions,
•	the granting to shareholders of rights to purchase other securities of the company,
•	the substitution by S&P of particular component stocks in the SPX, and
•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

Historical Performance of the SPX

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the SPX for each quarter in the period from January 1, 2004 through March 31, 2008 and for the period from April 1, 2008 through April 8, 2008. The closing level of the SPX on April 8, 2008 was 1,365.54. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. Historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given that the level of the SPX will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	1,163.23	1,087.06	1,126.21
June 30, 2004	1,150.57	1,076.32	1,140.84
September 30, 2004	1,140.84	1,060.72	1,114.58
December 31, 2004	1,217.33	1,090.19	1,211.92
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 29, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 28, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
March 31, 2008	1,471.77	1,256.98	1,322.70
April 1, 2008 through April 8, 2008	1,386.74	1,326.41	1,365.54

The NASDAQ-100® Index (the “NDX”)

The NASDAQ OMX Group, Inc. publishes the NASDAQ-100® Index

We have derived all information relating to the NDX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of, and is subject to change by, the NASDAQ OMX Group, Inc.. (including its affiliates, “Nasdaq”). Nasdaq is under no obligation to continue to publish, and may discontinue or suspend the publication of the NDX at any time. We make no representation or warranty as to the accuracy or completeness of any information relating to the NDX.

The NDX was developed by Nasdaq. The NDX is determined and calculated by Nasdaq and was first published in January 1985. To be eligible for inclusion in the NDX, a security must be traded on the NASDAQ Stock Market LLC and meet the other eligibility criteria, including the following: the security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing), the security must be of a non-financial company; only one class of security per issuer is allowed; the security may not be issued by an issuer currently in bankruptcy proceedings; the security must have an average daily trading volume of at least 200,000 shares; the security must have “seasoned” on The NASDAQ Stock Market LLC or another recognized market (generally a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); if the security would otherwise qualify to be in the top 25% of the securities included in the NDX by market capitalization for the six prior consecutive month ends, then a one-year “seasoning” criteria would apply; if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading; the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the company have indicated cannot be currently relied upon; and the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on The NASDAQ Stock Market LLC within the next six months.

In addition, to be eligible for continued inclusion in the NDX, the following criteria apply: the security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing); the security must be of a non-financial company; the security may not be issued by an issuer currently in bankruptcy proceedings; the security must have an average daily trading volume of at least 200,000 shares; if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading; the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the company have indicated cannot be currently relied upon; and the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NDX at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the NDX effective after the close of trading on the third Friday of the following month.

The securities in the NDX are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is made to the NDX on the evening prior to the effective date of such corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. In either case, the index share weights for such index component securities are adjusted by the same percentage amount by which the total shares outstanding have changed in such index component securities.

Additionally, Nasdaq may periodically (ordinarily, several times per quarter) replace one or more component securities in the NDX due to mergers, acquisitions, bankruptcies or other market conditions, or due to delisting if an issuer chooses to list its securities on another marketplace, or if the issuers of such component securities fail to meet the criteria for continued inclusion in the NDX.

The index share weights are also subject, in certain cases, to a rebalancing. Ordinarily, whenever there is a change in the index share weights or a change in a component security included in the NDX, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the NDX which might otherwise be caused by such change.

Calculation Methodology

The NDX is a modified capitalization-weighted index of 100 of the largest non-financial companies listed on The NASDAQ Stock Market LLC. The NDX constitutes a broadly diversified segment of the largest securities listed on The NASDAQ Stock Market LLC and includes companies across a variety of major industry groups. The exact formula is:

At any moment in time, the value of the NDX equals the aggregate value of the then-current index share weights of each of the index component securities, which are based on the total shares outstanding of each such index component security, multiplied by each such security’s respective last sale price on The NASDAQ Stock Market LLC (which may be the official closing price published by The NASDAQ Stock Market LLC), and divided by a scaling factor (the “divisor”), which becomes the basis for the reported index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for index reporting purposes.

License Agreement with Nasdaq:

The securities are not sponsored, endorsed, sold or promoted by the NASDAQ OMX Group, Inc. (including its affiliates, “Nasdaq”). Nasdaq has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the securities. Nasdaq makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of the NASDAQ-100® Index to track general stock market performance. Nasdaq’s only relationship to HSBC is in the licensing of the Nasdaq-100®, NASDAQ-100® Index, Nasdaq-100 TrustSM, Nasdaq-100 SharesSM, Nasdaq-100 Index Tracking StockSM, QQQQSM and Nasdaq® trademarks or service marks, and certain trade names of Nasdaq, and the use of the NASDAQ-100® Index which is determined, composed and calculated by Nasdaq without regard to HSBC or the securities. Nasdaq has no obligation to take the needs of the HSBC or the owners of the securities into consideration in determining, composing or calculating the NASDAQ-100® Index. Nasdaq is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. Nasdaq has no liability in connection with the administration, marketing or trading of the securities.

NASDAQ DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100® Index OR ANY DATA INCLUDED THEREIN. NASDAQ MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100® Index OR ANY DATA INCLUDED THEREIN. NASDAQ MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® Index OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical Performance of the NDX

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the NDX for each quarter in the period from January 1, 2004 through March 31, 2008 and for the period from April 1, 2008 through April 8, 2008. The closing level of the NDX on April 8, 2008 was 1,846.14. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. Historical levels of the NDX should not be taken as an indication of future performance, and no assurance can be given that the level of the NDX will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	1,559.47	1,368.08	1,438.41
June 30, 2004	1,523.48	1,372.46	1,516.64
September 30, 2004	1,514.82	1,301.93	1,412.74
December 31, 2004	1,635.70	1,416.29	1,621.12
March 31, 2005	1,635.45	1,458.26	1,482.53
June 30, 2005	1,568.96	1,394.36	1,493.52
September 30, 2005	1,628.57	1,484.18	1,601.66
December 30, 2005	1,716.65	1,515.42	1,645.20
March 31, 2006	1,761.46	1,633.62	1,703.66
June 30, 2006	1,750.23	1,511.53	1,575.23
September 30, 2006	1,666.03	1,446.77	1,654.13
December 29, 2006	1,824.21	1,623.07	1,756.90
March 30, 2007	1,851.47	1,710.97	1,772.36
June 29, 2007	1,948.58	1,761.65	1,934.10
September 28, 2007	2,101.96	1,805.66	2,091.11
December 31, 2007	2,239.23	1,980.18	2,084.93
March 31, 2008	2,094.22	1,668.57	1,781.93
April 1, 2008 through April 8, 2008	1,885.93	1,805.79	1,846.14

The FTSE™ 100 Index (“UKX”)

The UKX is an index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the “LSE”) and The Financial Times Limited (“FT”), in association with the Institute and the Faculty of Actuaries. The UKX measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. Publication of the UKX began in February 1984.

The UKX is calculated by (i) multiplying the per share price of each stock included in the UKX by the number of outstanding shares, (ii) calculating the sum of all these products (such sum referred to hereinafter as the “FTSE Aggregate Market Value”) as of the starting date of the UKX, (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the FTSE Aggregate Market Value on the base date of the UKX and which can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting the UKX and (iv) multiplying the result by 1,000. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire UKX than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the UKX (the “UKX Underlying Stocks”) were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The UKX Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the UKX Underlying Stocks is available from FTSE. The UKX is reviewed quarterly by an Index Steering Committee of the LSE in order to maintain continuity in the level. The UKX Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Index Steering Committee, to be a viable component of the UKX. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization.

Discontinuation of the UKX; Alteration of Method of Calculation

If FTSE discontinues publication of the UKX and FTSE or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued UKX (such index being referred to herein as a “FTSE successor index”), then the UKX closing level will be determined by reference to the level of such FTSE successor index at the close of trading on the relevant exchange or market for the FTSE successor index on the final Observation Date, applicable to the UKX. Upon any selection by the calculation agent of a FTSE successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If FTSE discontinues publication of the UKX prior to, and such discontinuation is continuing on, the final Observation Date, applicable to the UKX, and the calculation agent determines that no FTSE successor index is available at such time, or the calculation agent has previously selected a FTSE successor index and publication of such FTSE successor index is discontinued prior to, and such discontinuation is continuing on, the final Observation Date, applicable to the UKX, then the calculation agent will determine the UKX closing level for such date. The UKX closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the UKX or FTSE successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the UKX or FTSE successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the UKX or FTSE successor index, as applicable, on the relevant exchange may adversely affect the value of the securities.

If at any time the method of calculating the UKX or a FTSE successor index, or the level thereof, is changed in a material respect, or if the UKX or a FTSE successor index is in any other way modified so that the UKX or such FTSE successor index does not, in the opinion of the calculation agent, fairly represent the level of the UKX or such FTSE successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the UKX closing level is to be determined, make such calculations and adjustments as may be necessary in order to arrive at a level of a stock index comparable to the UKX or such FTSE successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the UKX closing level with reference to the UKX or such FTSE successor index, as adjusted. Accordingly, if the method of calculating the UKX or a FTSE successor index is modified so that the level of the UKX or such FTSE successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the UKX or such FTSE successor index), then the calculation agent will adjust the UKX or such FTSE successor index in order to arrive at a level of the UKX or such FTSE successor index as if there had been no such modification (e.g., as if such split had not occurred).

License Agreement with UKX

We have entered into a non-exclusive license agreement with FTSE, whereby we and our affiliates and subsidiary companies and certain of our affiliates, in exchange for a fee, will be permitted to use the UKX, which is owned and published by FTSE, in connection with certain products, including the securities.

Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in structured products generally or in the securities particularly, or the ability of the UKX to track general stock market performance. FTSE, the LSE, and FT’s only relationship with us is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to us or the securities. FTSE, the LSE and FT have no obligation to take the needs of us or the holders of the securities into consideration in determining, composing or calculating the UKX Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the securities to be issued or in the determination or calculation of the amount due at maturity of the securities. Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the securities.

The securities are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the UKX and/or the figure at which the said Component stands at any particular time on any particular day or otherwise. The UKX is compiled and calculated by FTSE. However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the UKX and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

“FTSE®”, “FT-SE®” and “Footsie®” are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. “All-World”, “All-Share” and “All-Small” are trade marks of FTSE International Limited.

Historical Performance of the UKX

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the UKX for each quarter in the period from January 1, 2004 through March 31, 2008 and for the period from April 1, 2008 through April 8, 2008. The closing level of the UKX on April 8, 2008 was 5,990.20. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. Historical levels of the UKX should not be taken as an indication of future performance, and no assurance can be given that the level of the UKX will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	4,566.20	4,291.30	4,385.70
June 30, 2004	4,601.60	4,363.00	4,464.10
September 30, 2004	4,630.70	4,283.00	4,570.80
December 31, 2004	4,826.20	4,551.60	4,814.30
March 31, 2005	5,077.80	4,765.40	4,894.40
June 30, 2005	5,138.20	4,773.70	5,113.20
September 30, 2005	5,508.40	5,022.10	5,477.70
December 30, 2005	5,647.20	5,130.90	5,618.80
March 31, 2006	6,047.00	5,618.80	5,964.60
June 30, 2006	6,137.10	5,467.40	5,833.40
September 30, 2006	6,002.90	5,654.60	5,960.80
December 29, 2006	6,271.40	5,897.30	6,220.80
March 30, 2007	6,451.40	5,989.60	6,308.00
June 29, 2007	6,751.30	6,293.90	6,607.90
September 28, 2007	6,754.10	5,821.70	6,466.80
December 31, 2007	6,751.70	6,026.90	6,456.90
March 31, 2008	6,534.70	5,338.70	5,702.10
April 1, 2008 through April 8, 2008	6,014.80	5,670.40	5,990.20

The Dow Jones EURO STOXX 50SM Index (“SX5E”)

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. Publication of the SX5E began on February 28, 1998, based on an initial SX5E value of 1,000 at December 31, 1991. The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol “SX5E” and on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSM Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXXSM Index.

SX5E Calculation

The SX5E is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX5E value can be expressed as follows:

Each component’s weight is capped at 10% of the SX5E’s total free-float market capitalization. Weights are reviewed quarterly. Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current SX5E components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the SX5E ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The divisor of the aforementioned formula is adjusted to maintain the continuity of the SX5E value across changes due to corporate actions such as the issuance of dividends, the occurrence of stock splits, stock repurchase by the issuer and other reasons.

License Agreement with STOXX Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as “STOXX Limited”). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the securities. STOXX Limited makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in structured products generally or in the securities particularly, or the ability of the SX5E to track general stock market performance. STOXX Limited has no relationship to us other than the licensing of the SX5E and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by STOXX Limited without regard to us or the securities. STOXX Limited has no obligation to take our needs or the needs of the owners of the securities into consideration in determining, composing or calculating the SX5E. STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. STOXX Limited has no liability in connection with the administration, marketing or trading of the securities.

STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN. STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE SECURITIES OR ANY THIRD PARTIES.

STOXX Limited and Dow Jones have no relationship to HSBC, other than the licensing of the SX5E and the related trademarks for use in connection with the securities.

STOXX Limited and Dow Jones do not:

•	Sponsor, endorse, sell or promote the securities.

•	Recommend that any person invest in the securities or any other notes.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities.

•	Have any responsibility or liability for the administration, management or marketing of the securities.

•	Consider the needs of the securities or the owners of the securities in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the securities. Specifically,

•	STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the securities, the owner of the securities or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	The accuracy or completeness of the SX5E and its data;

•	The merchantability and the fitness for a particular purpose or use of the SX5E and its data;

•	STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the SX5E and its data;

•
Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and us is solely for their benefit and not for the benefit of the owners of the securities or any other third parties.

THE SX5E IS PROPRIETARY AND COPYRIGHTED MATERIAL. THE SX5E AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSES OR PROMOTES THE SECURITIES BASED ON THE SX5E.

Historical Performance of the SX5E

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the SX5E for each quarter in the period from January 1, 2004 through March 31, 2008 and for the period from April 1, 2008 through April 8, 2008. The closing level of the SX5E on April 8, 2008 was 3,810.51. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. Historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given that the level of the SX5E will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	2,965.15	2,680.04	2,787.49
June 30, 2004	2,919.57	2,630.21	2,811.08
September 30, 2004	2,842.81	2,559.88	2,726.30
December 31, 2004	2,960.97	2,727.76	2,951.01
March 31, 2005	3,117.77	2,914.00	3,055.73
June 30, 2005	3,198.89	2,911.48	3,181.54
September 30, 2005	3,438.76	3,079.89	3,428.51
December 30, 2005	3,621.89	3,212.07	3,578.93
March 31, 2006	3,881.69	3,515.07	3,853.74
June 30, 2006	3,897.40	3,379.66	3,648.92
September 30, 2006	3,921.15	3,462.77	3,899.41
December 29, 2006	4,147.38	3,858.87	4,119.94
March 30, 2007	4,278.22	3,906.15	4,181.03
June 29, 2007	4,572.82	4,163.77	4,489.77
September 28, 2007	4,564.03	4,028.72	4,381.71
December 31, 2007	4,502.80	4,176.30	4,399.72
March 31, 2008	4,411.59	3,417.25	3,628.06
April 1, 2008 through April 8, 2008	3,841.91	3,612.72	3,810.51

The MSCI® Emerging Markets IndexSM (“MXEF”)

The MXEF Index is a free float-adjusted market capitalization index designed to measure equity market performance in the global emerging markets. . As of March 26, 2008, the MSCI ® Emerging Markets Index SM consisted of the following 28 emerging market country indices: Argentina, Bermuda, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Israel, Jordan, Luxembourg, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey.

The MXEF is part of a series of indices sponsored by MSCI called the “MSCI Standard Index series”.

Constructing the MSCI Standard Index Series

MSCI undertakes an index construction process which involves:

•	Defining the equity universe.

•	Adjusting the total market capitalization of all securities in the universe for free floating available to foreign investors.

•	Classifying the universe of securities under the Global Industry Classification Standard (“GICS”).

•	Selecting securities for inclusion according to MSCI’s index construction rules and guidelines.

Defining the Equity Universe

The index construction process starts at the country level, with the identification of the universe of investment opportunities.

MSCI classifies each company and its securities in one and only one country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the Total Market Capitalization of Securities for Free Float

After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe. The process of free floating-adjusting market capitalization involves:

•	Defining and estimating the free float available to foreign investors for each security, using MSCI’s definition of free float.

•	Assigning a free float-adjustment factor to each security.

•	Calculating the free float-adjustment market capitalization of each security.

MSCI defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include:

•	Strategic and other shareholdings not considered part of available free float.

•	Limits on share ownership for foreign investors.

•	Other foreign investment restrictions.

MSCI’s estimation of free float is based solely on publicly available shareholder information obtained from multiple information sources. For each security, all available shareholdings are considered where public data is available, regardless of the size of the shareholding. Construction may be conducted with analysts, other industry experts and official company contracts, particularly where disclosure standards or data quality make the estimation of free float difficult.

Classifying the Universe of Securities under the Global Industry Classification Standard

In addition to the free floating-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with S&P, the Global Industry Classification Standard (“GICS”). The comprehensive classification scheme provides a universal approach to industries worldwide and forms the basis for achieving MSCI’s objective of reflecting broad and fair representation in its indexes.

GICS consists of 10 sectors, 24 industry groups, 67 industries and 147 sub-industries. Each company is assigned to one sub-industry. The GICS guidelines used to determine the appropriate industry classification are:

•	A security is classified in a sub-industry according to the business activities that generate approximately 60% or more of the company’s revenues.

•
A company engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company’s revenues and earnings.

•	Where the above guidelines cannot be applied, or are considered inappropriate, further analysis is conducted, and other factors are analyzed to determine an appropriate classification.

Selecting Securities for Index Inclusion

In order to ensure a broad and fair representation in the indexes of the diversity of business activities in the universe, MSCI follows a “bottom-up” approach to index construction, building indexes from the industry group level up. The bottom-up approach to index construction requires a thorough analysis and understanding of the characteristics of the universe. This analysis drives the individual security selection decisions, which aim to reflect the overall features of the universe in the country index.

MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country. The security selection process within each industry group is based on the careful analysis of:

•	Each company’s business activities and the diversification that its securities would bring to the index.

•
The size (based on free float-adjusted market capitalization) and liquidity of securities. All other things being equal, MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

•
The estimated free float for the company and its individual share classes. Only securities of companies with an estimated overall and/or security free float greater than 15% are, in general, considered for inclusion.

Maintaining the MSCI Standard Index Series

Overall, index maintenance can be described by three broad categories of implementation of changes.

•	Annual full country index reviews that systematically re-assess the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable.

•	Quarterly index reviews, aimed at promptly reflecting other significant market events.

•	Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indexes rapidly as they occur.

Potential changes in the status of countries (standalone, emerging, developed) follow their own separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

Annual Full Country Index Review

The objective of the annual full country review, which is carried out every May, is to systematically re-assess the various dimensions of the equity universe for all countries on a fixed annual timetable. This includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and non-constituent securities, updating of minimum size guidelines for new and existing constituents, as well as changes typically considered for a quarterly index review as discussed below.

Quarterly Index Review

The quarterly index review process is designed to ensure that the indexes continue to be an accurate reflection of the evolving equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the index at the time of their actual occurrence and that should not wait until the annual full country index review due to their importance.

During a quarterly index review, securities may be added to or deleted from a country index for a variety of reasons including the following:

•
Additions or deletions of securities, due to one or more industry groups having become significant over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

•
Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float, and relaxation/removal or decreases of foreign ownership limitations not implemented immediately.

•	Replacement of companies, which are no longer suitable industry representatives.
•	Deletion of securities whose company and/or security free float has fallen to less than 15%.
•	Deletion of securities that have become very small or illiquid.
•	Replacement of securities (additions or deletions) resulting from the review of price source for constituents with both domestic and foreign board quotations.
•	Additions or deletions of securities as a result of other market events.

Ongoing Event-Related Changes

Ongoing event-related changes to the indexes are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. Ongoing event-related charges can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indexes at the time of the event.

Announcement Policy

The results of the annual full country index review are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May.

The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February, August and November.

All changes resulting from the corporate events are announced prior to their implementations.

The changes are typically announced at least ten business days prior to these changes becoming effective in the indexes as an “expected” announcement, or as an “undetermined” announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indexes, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 PM U.S. Eastern Standard Time (EST).

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of large secondary offerings for existing constituents, where possible, these changes will be announced prior to the end of a relevant subscription period and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both equity offerings and secondary offerings for U.S. securities will be confirmed through an announcement during market hours for same or next day implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable.

License Agreement

MSCI and HSBC have agreed to enter into a non-exclusive license agreement providing for the license to HSBC, and certain of its affiliates, in exchange for a fee, of the right to use the MSCI Emerging Markets Index in connection with certain products, including the securities. The MSCI Emerging Markets Index is owned and published by MSCI.

The securities are not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities or the ability of the MSCI Indices to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI Emerging Markets Index, which is determined, composed and calculated by MSCI without regard to the securities or HSBC MSCI has no obligation to take the needs of HSBC or the owners of this security into consideration in determining, composing or calculating the MSCI Emerging Markets Index. MSCI is not responsible for and has not participated in the determination of the timing of, pricing at or quantities of this security or in the determination or calculation of the equation by which this security is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the securities in connection with the administration, marketing or trading of the securities.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE MSCI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the securities, or any other person or entity, should use or refer to MSCI’s trade name, trade mark or service mark rights to the designations Morgan Stanley Capital International®, MSCI®, Morgan Stanley Capital International Perspective®, to sponsor, endorse, market or promote the securities without first contacting MSCI to determined whether MSCI’s permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI.

Historical Performance of the MXEF

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the MXEF for each quarter in the period from January 1, 2004 through March 31, 2008 and for the period from April 1, 2008 through April 8, 2008. The closing level of the MXEF on April 8, 2008 was 1,160.63. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. Historical levels of the MXEF should not be taken as an indication of future performance, and no assurance can be given that the level of the MXEF will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	489.77	442.95	482.06
June 30, 2004	498.68	394.58	432.20
September 30, 2004	467.71	416.39	464.15
December 31, 2004	542.55	462.42	542.17
March 31, 2005	590.28	517.39	548.69
June 30, 2005	573.07	524.91	565.17
September 30, 2005	661.32	560.80	661.32
December 30, 2005	709.57	601.27	706.48
March 31, 2006	793.45	704.40	787.80
June 30, 2006	883.53	663.54	747.54
September 30, 2006	791.49	707.56	778.17
December 29, 2006	913.94	767.08	912.65
March 30, 2007	945.04	841.96	929.03
June 29, 2007	1,070.03	926.59	1,059.69
September 28, 2007	1,210.24	934.57	1,204.90
December 31, 2007	1,345.18	1,175.41	1,245.59
March 31, 2008	1,246.36	1,011.42	1,104.58
April 1, 2008 through April 8, 2008	1,164.99	1,097.69	1,160.63

The HSBC Investable Climate Change Index (“HSCCII”)

HSBC Bank plc publishes the index.

The HSCCII is a custom stock index modeled and calculated by HSBC Bank plc, which is an affiliate of and under common control with HSBC USA Inc. The HSCCII is calculated, published and disseminated daily through numerous data vendors, including Reuters and on Bloomberg Professional® service (page HSCCII). The HSCCII consists of up to 50 stocks whose issuers are included in the HSBC Global Climate Change Benchmark Index and meet the following criteria:

i.	derive more than 50% of reported total revenue from one of the “climate change related activities”, as defined below,

ii.
have a market capitalization which is twice that of the minimum market capitalization threshold of the HSBC Global Climate Change Benchmark Index. As of March 25, 2008, that represents a market capitalization threshold for the HSCCII of $1 billion), and

iii.	have a six-month average daily trading volume (presently taken from the primary exchange in each market) of at least 0.5% of such minimum market capitalization threshold.

For the purposes of the HSBC Global Climate Change Benchmark Index, “climate change related activities” included 4 broad industry categories: Low Carbon Energy Production, Energy Efficiency & Energy Management, Water, Waste & Pollution Control, and Financials, and, as of March 25, 2008, 19 distinct industry sectors: solar; wind; geothermal/hydro; gas; biofuels; nuclear; integrated power; diversified renewables; agrochemicals; carbon trading; investment companies (investment funds or other investment vehicles whose investment strategy states an emphasis on one of the other 18 sectors); fuel efficiency autos (including companies involved in the mining or processing of platinum, which is used in certain technologies which aim to improve fuel efficiency); energy efficient solutions; building insulation; fuel cells; power storage; water; waste and pollution control.

Although the reference asset currently consists of stocks from several different countries, the criteria governing the composition of both the HSBC Global Climate Change Benchmark Index and the reference asset do not require any regional diversification. In addition, the HSBC Global Climate Change Benchmark Index and the reference asset are not required to include stocks from more than one country in the future, and due to recent regulatory changes in India prohibiting certain investments by foreign institutional investors, stocks from India are currently excluded from the reference asset.

The addition or deletion of sectors will be determined as part of the quarterly revision of the HSCCII. Additions or deletions of sectors may result from a number of criteria, including the increase or decrease in size of a particular climate change related industry due to technological advances or a failure to achieve technological viability, the price of various energy sources, the development of new industries or technologies that purport to be climate change related, and market or industry events such as mergers, consolidation or legal or regulatory changes. The issuer of a stock must state in its financial reports or other public or verified statements that the specified threshold amount of its revenues are derived from one of these sectors in order for it to qualify for inclusion in either the HSCCII or the HSBC Global Climate Change Benchmark Index. These sectors have been grouped into four broader categories of:

•	-Low Carbon Energy Production,
•	-Energy Efficiency & Energy Management,
•	-Water, Waste & Pollution Control, and
•	-Financials.

The HSBC Global Climate Change Benchmark Index, from which the HSCCII is derived, is drawn from the HSBC Quantitative Techniques Database (“QT”), which contains the listing of all quoted companies, trading globally, with a market capitalization of over $10 million. In order to qualify for the HSBC Global Climate Change Benchmark Index, a stock must (i) derive at least 10% of its annual reported revenues from climate change related activities, (ii) have a minimum market capitalization based on the 95th percentile of securities of QT (which as of March 25, 2008 represented a market capitalization threshold of $500 million), and (iii) have a six-month average daily trading volume of at least 0.02% of its market capitalization.

Prices of the component stocks used to calculate the indices are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the primary stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by Global Treasury Information Services (GTIS) 4:00 p.m. (UK time) rates as provided to HSBC by Interactive Data Corporation. The HSCCII and the HSBC Global Climate Change Benchmark Index were launched on September 24, 2007. On such launch date the HSBC Global Climate Change Benchmark Index had a value of 228.64 and the HSCCII had a value of 237.44, with an initial value of 100 for each index as of December 31st 2003. The HSCCII is weighted by market capitalization.

Because there are a number of large diversified companies whose activities include climate change related activities, an “exposure factor” is assigned to companies included in the HSBC Global Climate Change Benchmark Index based on the percentage of revenues associated with climate change related activities. This exposure factor is assigned based on analysis of publicly available information, an external source specializing in renewable energy, low carbon technology and the carbon markets and other statements by the companies in question. No such exposure factor applies to the HSCCII due to its requirement that its component issuers derive over 50% of revenues from climate change related activities. The exposure factors assigned are based on revenues associated with climate change related activities as follows:

Climate Change Exposure Factors
Revenues Associated with Climate Change	Exposure factor
10% <Revenues < 25%	0.25
25%<Revenues < 50%	0.50
Revenues > 50%	1.00

The top 10 components of the index as of December 14, 2007, which represented 56.45% of the HSCCII, are as follows:

Stock	Ticker	Country	Sub-Sector Description	Weightings (%)
Veolia Environnement	VIE.PA	France	Water	10.8
Anglo Platinum	AMSJ.J	South Africa	Fuel Efficiency Autos	10.5
Impala Platinum	IMPJ.J	South Africa	Fuel Efficiency Autos	6.6
EDP Energias Port	EDPP.IN	Portugal	Integrated Power	6.3
Waste Management	UW.N	USA	Waste	5.5
Vestas Wind System	VWS.CO	Denmark	Wind	4.7
Cameco	CCO.TO	Canada	Nuclear	3.3
Renewable Energy	REC.OL	Norway	Solar	3.1
Q-Cells AG	QCE.XE	Germany	Solar	2.9
British Energy	BGY.L	UK	Nuclear	2.9

Annual and Quarterly Index Reviews

Each year, the HSBC Global Climate Change Benchmark Index completes an annual index review and three quarterly index reviews of the composition of component stocks in the HSBC Global Climate Change Benchmark Index and any changes to the HSBC Global Climate Change Benchmark Index take effect as of the close of the third Friday in March, June, September, and December.

Because the component stocks of the HSCCII are selected only from the HSBC Global Climate Change Benchmark Index, the HSCCII reflects the relevant changes in the composition of the HSBC Global Climate Change Benchmark Index. A stock removed from the HSBC Global Climate Change Benchmark Index is also removed from the HSCCII on the same day that the stock is removed from the HSBC Global Climate Change Index. Subject to the maximum number of 50 stocks for the HSCCII, if a stock is removed from that index and another stock remains in the HSBC Global Climate Change Benchmark Index which meets the criteria for inclusion in the HSCCII, such other stock would be added to the HSCCII at such time.

Ongoing Event-Related Changes to the HSCCII

In addition to the annual and quarterly index reviews, HSBC Bank plc reviews and updates the composition of the HSBC Global Climate Change Benchmark Index to take into account certain corporate events, such as such as mergers and acquisitions. The same changes implemented in the HSBC Global Climate Change Benchmark Index are reflected in the HSCCII at the time of such event through price adjustments of the affected stocks or otherwise, and all changes to the HSBC Global Climate Change Benchmark Index resulting from corporate events are announced prior to their implementation, provided that all necessary information on the event is available.

Disclaimer from HSBC Bank plc

THE SECURITIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY HSBC BANK PLC. (“ HSBC PLC”), ANY AFFILIATE OF PLC SAVE THE ISSUER. OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE HSBC INVESTABLE CLIMATE CHANGE INDEX OR ANY OTHER HSBC CLIMATE CHANGE INDEX (COLLECTIVELY, THE “HSBC PLC PARTIES”). THE HSBC CLIMATE CHANGE INDICES ARE THE EXCLUSIVE PROPERTY OF HSBC PLC. NONE OF THE HSBC PLC PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE SECURITIES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE SECURITIES PARTICULARLY OR THE ABILITY OF ANY HSBC CLIMATE CHANGE INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. NONE OF THE HSBC PLC PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE SECURITIES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE SECURITIES.

ALTHOUGH HSBC PLC SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE HSBC CLIMATE CHANGE INDICES FROM SOURCES WHICH HSBC PLC CONSIDERS RELIABLE, NONE OF THE HSBC PLC PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY HSBC CLIMATE CHANGE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE HSBC PLC PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY HSBC CLIMATE CHANGE INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE HSBC PLC PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND EACH HSBC PLC PARTY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY HSBC CLIMATE CHANGE INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY HSBC PLC PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF INTERESTS IN THIS INVESTMENT PRODUCT, OR ANY OTHER PERSON OR ENTITY, MAY USE OR REFER TO ANY HSBC TRADE NAME, TRADEMARK OR SERVICE MARK TO SPONSOR, ENDORSE, MARKET OR PROMOTE THIS INVESTMENT PRODUCT OR USE ANY HSBC INDEX WITHOUT FIRST CONTACTING HSBC BANK PLC TO DETERMINE WHETHER HSBC BANK PLC’S PERMISSION IS REQUIRED.

The foregoing disclaimers and limitations of liability in no way modify or limit any disclaimers or limitations of liability, or any representations or warranties, made elsewhere in this document to prospective or actual purchasers or of investors in this product.

Historical Performance of the HSCCII

The following table sets forth the end-of-quarter closing levels of the HSCCII for each quarter in the period from January 1, 2004 through March 31, 2008 and for the period from April 1, 2008 through April 8, 2008. The closing level of the HSCCII on April 8, 2008 was 239.27. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. Historical levels of the HSCCII should not be taken as an indication of future performance, and no assurance can be given that the level of the HSCCII will increase relative to its index starting level during the term of the securities.

The following table contains performance of the reference asset based on backtesting, i.e. representing the performance of the reference asset methodology as if the reference asset had been established prior to its official launch date on September 24, 2007. Historical performance information shown prior to the reference asset launch date is purely hypothetical and is provided solely for informational purposes. Backtested performance does not represent actual performance, and should not be interpreted as an indication of actual performance.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	N/A	N/A	102.65
June 30, 2004	N/A	N/A	102.42
September 30, 2004	N/A	N/A	101.52
December 31, 2004	N/A	N/A	113.29
March 31, 2005	N/A	N/A	111.48
June 30, 2005	N/A	N/A	115.14
September 30, 2005	N/A	N/A	128.39
December 30, 2005	N/A	N/A	134.40
March 31, 2006	N/A	N/A	168.77
June 30, 2006	N/A	N/A	168.06
September 30, 2006	N/A	N/A	169.25
December 29, 2006	N/A	N/A	197.90
March 30, 2007	N/A	N/A	212.91
June 29, 2007	N/A	N/A	235.15
September 28, 2007	N/A	N/A	243.32
December 31, 2007	N/A	N/A	250.60
March 31, 2008	N/A	N/A	225.28
April 1, 2008 through April 8, 2008	N/A	N/A	239.27

Certain ERISA Considerations
We urge you to read and consult the “Certain ERISA Considerations” section in the Prospectus Supplement.

Discontinuance or Modification of an Index
If a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the applicable index on any day on which that index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the applicable index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the securities.

If an index is discontinued or if a reference sponsor fails to publish the applicable index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable index level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the applicable index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

If at any time the method of calculating an index or a successor index, or the value thereof, is changed in a material respect, or if an index or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of such index does not fairly represent the value of such index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating an index or a successor index is modified so that the value of such index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust such index in order to arrive at a value of such index or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of any index may adversely affect the value of, and trading in, the securities.

“Reference sponsor” means:
•   with respect to the SPX, Standard & Poor’s, a division of The McGraw Hill Companies, Inc.;
•   with respect to the NDX, the NASDAQ OMX Group, Inc.;
•   with respect to the UKX, FTSE International Limited;
•   with respect to the SX5E, STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group;
•   with respect to the MXEF, Morgan Stanley Capital International, Inc.; and
•   with respect to the HSCCII, HSBC Bank plc.

Events of Default and Acceleration
If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in “Indicative Terms” in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated return of the basket. If a market disruption event exists with respect to an index on that scheduled trading day, then the accelerated final valuation date for such index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

Supplemental Plan of Distribution
We will agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.